Exhibit 99.2

Company Overview

This Management’s Discussion and Analysis (“MD&A”) is dated May, 2022 and provides an analysis of the financial operating results for the year quarter ended March 31, 2022. In this MD&A, references to the “Company”, “Intercure”, and “we”, “us”, and “our” are intended to refer to the business and operations of Intercure Ltd. and its subsidiaries, unless the context clearly indicates otherwise.

This MD&A should be read in conjunction with the Company’s quarterly consolidated financial statements and the accompanying notes for the quarter ended March 31, 2022 (the “Quarter Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”)

Amounts are presented in thousands of NIS, except for data otherwise noted that may be presented in CAD. The CAD/NIS exchange rate used, unless noted otherwise, was 2.535 NIS for 1 CAD as of March 31, 2022.

Forward Looking Statements

This MD&A may contain forward-looking information within the meaning of applicable securities legislation, which reflects Intercure’s current expectations regarding future events, including statements regarding developments in the Company’s operations in future periods, adequacy of financial resources, and future plans and objectives of the Company. The words “anticipate”, “expect”, “believe”, “could”, “estimate”, “intend”, “may”, “plan”, “potential”, “should”, “will”, “would”, and similar words, phrases or expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words.

Forward-looking information in this MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; our ability to respond to the changes and trends in our industry or the global economy; our ability to maintain sufficient and effective production and R&D capabilities; the impact of competition; future production and supply levels, and future consumer demand levels; the price of cannabis and cannabis related products; the demand for our products will grow for the foreseeable future; the effectiveness of mitigation strategies undertaken with respect to COVID-19, and the severity, duration and impacts of COVID-19 on the economy and our business, which is highly uncertain and cannot reasonably be predicted and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond Intercure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the Israeli regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form (the “AIF”), which section is hereby incorporated herein by reference. Intercure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

All the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Non-IFRS Measures

In this MD&A, we use certain non-IFRS financial measures to measure, compare and explain the operating results and financial performance of Intercure. These measures are commonly used by companies operating in the cannabis industry as useful metrics for measuring performance. However, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Intercure defines such financial measures as follows:

“Adjusted EBITDA” means EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income); and

“EBITDA” means net income (loss) before interest, taxes, depreciation and amortization.

Overview

We are an Israeli public corporation with shares listed for trading on the Tel Aviv Stock Exchange under the symbol “INCR”, on the Toronto Stock Exchange under the symbol “INCR:U” and on the Nasdaq under the symbol “INCR”.

Intercure has 13 direct main subsidiaries:

●	Canndoc’s operations are focused on the production (including the breeding, cultivating, importing and processing), manufacturing, exporting and distribution of pharmaceutical-grade cannabis and cannabis-based products for medical use.

●	Cannolam’s operations are focused on the establishing and operating of dedicated pharmacies for the distribution of pharmaceutical-grade cannabis under the brand name “Givol”, including “Cookies”-branded location. In addition, Cannolam is looking to establish a distribution network for recreational cannabis and cannabis products throughout Israel, primarily through licensing and distribution agreements, to become effective once the recreational use of cannabis for adults over the age of 21 is legalized in Israel.

●	PharmaZone’s operations are focused on the management and operation of the Pharma Zone trade house which operates as a distributor of medical cannabis products to pharmacies across Israel.

●	Bio Max Pharm partnership’s operations are focused on managing and operating two pharmacies in Holon and Rishon Lezion.

●	Club Pharm Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the commercial center (M-Haderh) in the Emek Hefer district.

●	My Binyamina Club Pharm 2022 Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the Binyamina municipality.

●	Hello Medical partnership’s operations are focused on managing and operating a medical cannabis treatment consulting center.

●	GreenLog Global Ltd.’s operations are focused on managing and operating the Greenlog trade house which operates as a distributor of medical cannabis products to pharmacies across Israel.

●	Doron Pharmacy Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the city of Ra’anana.

●	Maayan Haim Pharmacy 2015 Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the Bait Dagan municipality.

●	Ahuza Pharmacy D.Y.’s operations are focused on managing and operating a pharmacy in the city of Ra’anana. The Ahuza pharmacy is yet to be approved for selling medical cannabis.

●	B.M Arichat Yamim Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the city of Ashdod.

●	Orni pharmacy Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the city of Tel-Aviv.

We currently own all of the issued and outstanding shares of Canndoc and Pharma-zone, and a majority interest of the issued and outstanding shares of Cannolam and other holdings in additional pharmacies and trade houses. Unless otherwise specified, references in this section to “we”, “our” and “us” refer to the business of Intercure and its subsidiaries

We are a pioneer in the production (including the breeding, cultivating, and processing), manufacturing and distribution of pharmaceutical-grade cannabis and cannabis-based products for medical use. For more than 14 years, we have been a leader in the licensed production and distribution of cannabis and cannabis-based products throughout Israel, one of the first countries with a governmentally sanctioned regime for the production, manufacturing, and distribution of cannabis for medical use. Our goal is to be a global leader in the production and distribution of high-quality pharmaceutical-grade cannabis and cannabis-based products to patients in all territories that permit and regulate the distribution of cannabis for medical use, including Israel, the European Union and Canada.

Since the beginning of 2020, we have focused on accelerating and growing our commercial activity in major markets around the world. As part of our global vertically integrated “seed-to-sell” model, we have entered into exclusive collaborations with some of the largest international cannabis companies in the world including Tilray, Organigram, Aphria, Charlotte’s Web, and Cookies. These strategic agreements serve to advance our capabilities and emphasize our focus on delivering premium quality and branding to Israel and other target markets. We have expanded cooperation agreements for the production, marketing and distribution of our products in countries with supportive regulations such as Germany.

Through our subsidiaries, we operate the first and leading chain of private pharmacies focused on medical cannabis in Israel, which includes 23 pharmacies across Israel under different brands including Givol™, Max Pharm and Cookies. Fifteen of the pharmacies hold permits and licenses for the distribution of medical cannabis and we are in the process of obtaining those licenses for the additional eight.

Additionally, during the second and third quarter of 2021, we completed the purchase of two licensed leading operating trading houses which will expand our sales channel, distribution, delivery, and storage capacity. The trading houses is authorized to distribute GMP medical cannabis products to pharmacies.

Our current production operations include 355,000 square feet of growing and production area which together can produce up to 10 tons per year. Assuming our facilities are fully developed and operate at their maximum capacity, and all regulatory approvals are received, our operations allow for a maximum production capacity of over 100 tons of high-quality medical cannabis. This system enables us to be flexible and efficient, and to meet the standards required to execute commercial exports from Israel and to serve growing demand in Israel and around the world.

In December 2020, the Company was granted a permit by the Israeli Ministry of Health, as part of a cannabis-export pilot program, for the commercial export of its products. The export permit was obtained after the Company secured an import permit from the Portuguese authorities, demonstrating its products complied with the requirements of European regulation in Portugal and the EU-GMP standard. The export request is a continuation of the developments that have taken place in Israel in recent months and the company’s preparations for exporting its products. In December 2020, we completed the first commercial export of our products to the European Union.

We believe in the uncompromising quality of our products and we are leading the trend towards the pharmaceutical standard in the medical cannabis industry, both through a high quality, advanced production system and through extensive research and development with nine clinical studies approved by the MOH and one phase 3 clinical trial. We have acquired a unique knowledge throughout our 14 years of experience operating in the cultivation, growth, and genetics of cannabis strains. Combined with our analyses of patient use and experience data, we are uniquely positioned to enter into research collaboration agreements with leading organizations and companies. In addition, we have invested in a production system that adheres to the strictest regulatory and quality standards. In doing so, we achieve the highest standard of product quality for our patients and for commercial research collaborations. We believe this will enable us to enter into future partnerships and agreements with pharmaceutical companies.

We, mainly through our wholly owned subsidiaries, Canndoc and Pharmazone, and through Cannolam and other holdings in additional pharmacies and trade houses, operate primarily in the cannabis sector (“Cannabis Sector”). In addition, we, as a result of our operations prior to our acquisition of Canndoc, have financial assets in the biomed sector that were made for investments purposes and do not represent a material focus of our current business (“Biomed Sector”).

NASDAQ Listing

On September 1, 2021, the Company shares were listed and the first trade of the common shares on the Nasdaq Global Market (NASDAQ) under the ticker symbol “INCR”.

The Company believes that the NASDAQ listing will enable the Company to broaden its global exposure through the world’s largest capital market, enhancing shareholder value. The Company believes that the listing will provide current investors with additional liquidity and prospective investors with better access to one of the leading and most profitable international cannabis companies outside of North America.

Key Q1 2022 Financial and operational Highlights – Cannabis Sector

	Q1-22	Q1-21	Change (%)
Revenues	87,229	33,051	164%
Gross Profit (1)	35,857	15,427	132%
% Gross Profit	41%	47%	—
Operating Profit	22,471	8,152	176%
Adjusted EBITDA (2)	21,298	10,065	112%
Net Cash from Operating Activities (consolidated)	2,105	7,705	-73%

(1)	Gross profit before effect of fair value.

(2)	EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest, and other expenses (or income). This is a non-IFRS financial measure and does not have a standardized meaning prescribed by IFRS. See “Non-IFRS Measure”.

●	Achieved record revenue of NIS 87 million (CAD 34 million), approximately 2.6 times greater than the first quarter of 2021 and up over 9% compared to the fourth quarter of 2021.

●	EBITDA for the first quarter of the Company’s cannabis business was NIS 21 million (CAD$ $8 million), and NIS 20 million (CAD$ 8 million) on a consolidated basis. This represents an annual run rate of NIS 84 million (CAD$ 33 million).

●	Reported positive cash flow from operations for the seventh consecutive quarter.

●	Strong balance sheet with NIS 231 million (CAD$ 91 million) cash on March 31, 2022.

On February 16, 2022, we announced a definitive agreement with Cann Pharmaceutical Ltd., an Israeli medical cannabis operator known as “Better”, to acquire 100% of Better’s shares for a purchase price of US$35 million. The purchase price will be paid with ordinary shares of Intercure at the valuation of US$10 per share. The ordinary shares issued will be subject to a three-year lock-up plan. The acquisition is expected to close in the beginning of Q3 2022, subject to customary closing conditions as well as specific approvals of the IMCA, the TSX, We expect that the acquisition will close by the beginning of the third quarter of 2022, following the satisfaction of standard closing conditions as well as the approvals of the IMCA, TSX, and Tel Aviv’s district court, which has to approve certain arrangements between the company’s shareholders and creditors before the final closing.

On March 1, 2022, we announced a strategic partnership with Altman Health (“Altman”), a market leader with an unmatched shelf space of OTC and nutritional supplements in over 1,700 points of sale, including all major pharmacies across Israel. The newly formed company, which will be held jointly by the Company and by Altman, will focus on the new Israeli CBD product market, following the Israeli Minister of Health’s announcement on February 28, 2022 that CBD will be removed from the Israeli DDO.

On March 22, 2022 we announced the execution of an exclusive multi-year cultivation, marketing and distribution agreement (the “Clever Leaves Agreement”) with Clever Leaves, a leading multinational operator and licensed producer of pharmaceutical-grade cannabinoids. Over the term of the Clever Leaves Agreement, Intercure will have access to Clever Leaves’ high-THC medical cannabis flower to serve several medical cannabis markets, including the Israeli market. As part of the partnership, Clever Leaves will cultivate Intercure’s high quality strains to launch Intercure’s EU-GMP compliant branded products within the EU, UK and South American markets.

Review of the Company’s Operations

a.	Expansion of the Medical Cannabis Dispensing Operation

Through our subsidiaries, we operate the first and leading chain of private pharmacies focused on medical cannabis in Israel, which includes 23 pharmacies across Israel under different brands including Givol™, Max Pharm and Cookies. Fifteen of the pharmacies hold permits and licenses for the distribution of medical cannabis and we are in the process of obtaining those licenses for the additional eight.

During the reported quarter, we purchased 3 additional pharmacies (part of the 23 mentioned above) located in major cities across Israel. Operations were consolidated in our Q1 financials (based on the date of the purchase). After the date of the balance sheet, we entered into transactions to purchase additional one pharmacy, which this activity would be consolidated in our Annual financial statements. The purchase price was immaterial to the Company.

During the reported period we have accelerated our distribution operations through 2 of our tradehouse (Pharmzone and Grinloog) which were acquired during Q3 of 2021

Exclusive Partnerships with Global Leaders

We have entered into the following partnerships, all of which provides us with exclusive relationships to distribute the noted products within certain geographical areas:

Cookies is one of the most well-respected and top-selling cannabis brands in California and throughout the world. The company and its products are recognized globally and offer a collection of over 150 proprietary cannabis varieties and product lines.

Cannolam entered into an exclusive license agreement with Cookies in 2019 by which Cannolam will have the exclusive rights to use the Cookies brand in Israel. Cannolam opened a Cookies branded pharmacy in Jerusalem and is expected to receive final approval to sell medical cannabis in an additional branded pharmacy in Be’er Sheva during the second quarter of 2022.

In April 2021, we expanded our partnership with Cookies by entering into a letter of intent to expand the Cookies brand into Europe. According to the letter of intent, we will establish joint ventures in European countries that will focus on cultivating, manufacturing, and distributing Cookies branded products. In addition, we will cultivate Cookies branded products at our southern facility in Israel which we also plan will supply Cookies products to Cookies stores throughout Europe. Sales of Cookies branded products are subject to obtaining all regulatory approvals in Europe, including export permits and product registration in certain territories.

On December 2, 2021 we entered into a multi-year agreement with Cookies under which we expect to establish Cookies stores and medical cannabis pharmacies in Austria and the United Kingdom in 2022, subject to local regulations. The first shop in Austria is expected to open its doors during Q2 2022 and the first shop in the UK is expected to open its doors in Q4 2022.

Tilray Inc. (NASDAQ: TLRY) (“Tilray”) is a global pioneer in the research, cultivation, production, and distribution of cannabis and cannabinoids, currently serving patients and consumers in 16 countries spanning five continents.

In December 2019, we established a strategic collaboration with Tilray and its wholly-owned subsidiary, Tilray Portugal Unipessoal LDA (“Tilray Portugal”) for the purpose of providing us with access to existing and potential markets in Tilray’s operating territories. The collaboration between Tilray and us consists of a set of agreements with Tilray Portugal Unipessoal Ltd., a wholly-owned subsidiary of Tilray, pursuant to which, Tilray will import GMP-quality medical cannabis products from us (the “Tilray Agreements”). Tilray’s facility in Portugal has an annual maximum production capacity of 25 metric tons of cannabis. The Tilray Agreements provide us with a seven-and-a-half year exclusivity period over all of the final Tilray-branded products sold in Israel.

Pursuant to the Tilray Agreements, during a 12-month period that ended on December 31, 2020, we had an option to purchase from Tilray Portugal’s production facility in Portugal, and import into Israel, up to 2,500 kilograms of packed dried inflorescence (GMP-quality medical cannabis) based upon agreed prices and quality standards. We manufactured and transformed these imported materials to Canndoc’s GMP-branded products. Final products were distributed by Canndoc’s distribution channels to all pharmacies in Israel. In January 2020, we successfully completed the first ever commercial import of medical cannabis into Israel and have subsequently successfully completed several commercial shipments into Israel while launching the “CanndocDiamonds” family of products.

In December 2021, we learned that Tilray Portugal had sold 500 kilograms of products to another Israeli company, which we believed violated the exclusivity provision in the agreement between us and Tilray Portgual. We exchanged correspondence with Tilray and Tilray Portugal in which we asserted that Tilray Portugal had violated the exclusivity provision and further asserted that our exclusivity rights remain in full force and effect. As we are in dispute with Tilray and Tilray Portugal on this matter, we are continuing to assess our rights and remedies including legal action against the Israeli company.

Tilray’s Cantanhede site in Portugal

Organigram, Inc. (NASDAQ: OGI) (TSX: OGI) (“Organigram”), is a leading licensed producer of cannabis.

In June 2020, we entered into a contractual relationship with Organigram for the purpose of collaborating to develop, import and export medical cannabis products in the state of Israel and across Europe (the “Organigram Agreement”). Organigram’s facility located in New Brunswick has a potential annual capacity of 70 tons.

The Organigram Agreement specifies that, subject to obtaining the required permits, we will import from Organigram 3,000 kilograms of medical cannabis products from Organigram’s advanced indoor facility in Canada (“Indoor Products”) within a period of 18 months (the “Organigram Initial Period”). In accordance with the Organigram Agreement, we will produce and market the medical cannabis products imported from Organigram in pharmacies throughout Israel and Europe. We will be provided with the option to import from Organigram an additional 3,000 kilograms per year of medical cannabis products for a period of two years from the end of the Organigram Initial Period, under the same terms and conditions as those in place during the Organigram Initial Period. These products will be marketed under our “Canndoc Indoor” brand and we, and Organigram, will examine the possibility of selling these products under a joint brand, in compliance with and subject to the Israeli Medical Cannabis agency’s (“IMCA”) instructions. We will then manufacture and transform the imported product into Canndoc’s GMP-branded product. Final products will be distributed by Canndoc’s distribution channels to all pharmacies in Israel. In August 2020, we successfully imported our first shipment of the noted products from Organigram into Israel and successfully launched the “Canndoc Indoor” family of products.

The Organigram Agreement provides us with an aggregate of up to a seven-and-a-half year exclusivity period (in addition to certain other rights and subject to certain conditions) over all of the final Organigram-branded products sold in Israel.

Organigram’s Indoor site (Moncton Campus) in Canada

Aphria Inc. (NASDAQ: APHA) (TSX: APHA) (“Aphria”) is one of the largest leading worldwide cannabis production companies, with its “Diamond Facility” in Leamington, Ontario being one of the biggest and most advanced cannabis facilities in the world, and having an annual production capacity of 140 metric tons.

In August 2020, we entered into an agreement with Aphria (the “Aphria Agreement”) for the import of bulk cannabis products from Aphria’s facility in Canada into Israel. Pursuant to the Aphria Agreement, we will purchase from Aphria’s production facility in Canada, and import into Israel, up to 3,000 kilograms of “bulk” quality medical cannabis for a period of two years (“Aphria Initial Period”). We have the option to import up to 6,000 kilograms of additional product from Aphria for two additional periods of two years each. This option begins at the time on expiry of the Aphria Initial Period and under the same terms and conditions as during the Aphria Initial Period. We will then manufacture and transform the imported product from into Canndoc’s GMP-branded product. Final products will be distributed by Canndoc’s distribution channels to all pharmacies in Israel. In November 2020, we successfully imported our first shipment of the noted products from Aphria into Israel and successfully launched the “Canndoc Stars” family of products.

In May 2021 Tilray and Aphria announced the closing of a merger between the two companies.

Aphria’s Diamond Site in Canada

Charlotte’s Web Inc. (TSX: CWEB) (OTCQX: CWBHF) (“Charlotte’s Web”) is the owner of one of the largest worldwide CBD brands.

In December 2020, we entered into a collaboration with Charlotte’s Web, under which we will be the sole partner of Charlotte’s Web in Israel, and through which its products will be marketed in Israel under a joint brand for the Israeli market, subject to certain conditions, including certain regulatory matters within central European countries and England (the “Charlotte’s Web Agreement”). The arrangement is subject to the receipt of the required regulatory agreements.

We will be responsible for obtaining the regulatory approvals required in order to register the purchased products and their importation and will take appropriate marketing and sales actions. Together with Charlotte’s Web, we will explore opportunities for clinical trials, product development and Israeli product manufacturing.

The Charlotte’s Web Agreement is for a period of five years (with a one year extension option) from the date that CBD is removed from the Israeli Dangerous Drug Ordinance.

In December 2021, the Minister of Health announced that he had formed a specialists committee to review the effect of removing CBD from the Dangerous Drugs Ordinance. The committee, headed by Prof. Joshua Shemer, began its work on December 21, 2021. It concluded its research in February 2021 and presented the findings to the Health Ministry for publication. The committee was established with the goal of mapping existing legislation and policies around the world regarding the use and regulation of CBD and applying the information in examining how to implement similar policies within Israel.

The committee also reviewed the quality and quantity of the raw materials used and the concentration levels within the products. The committee examined existing information regarding the safety of such products for general public use, a move that allowed it to determine the risk-management steps that would be needed in legalizing CBD production and use within Israel. The committee recommended to the Health Ministry that CBD be removed from the list of dangerous drugs, provided the maximum concentration of THC in the finished product does not exceed 0.2%. On February 28, 2022, the Minister of Health, Nitzan Horowitz, adopted the recommendation but adjusted the maximum THC concentration level to 0.3% (same as the US standard).

The minister will sign an executive order which will need to be affirmed by the Knesset’s Health Committee to complete the process of de-listing.

Afterwards, InterCure will begin the process of registering Charlotte’s Web’s products with the Minister of Health.

In March 2022, we announced a strategic partnership with Altman Health, the market leader with an unmatched shelf space of OTC and nutritional supplements at over 1,700 points of sale, including all major pharmacies. Intercure and Altman Health plan to register market and distribute Charlotte’s Web branded products in Israel following the registration process of Charlotte’s Web’s products with the Israeli Ministry of Health.

Fotmer Corporation S.A. (“Fotmer”) is a corporation established in Uruguay that cultivates and produces medical cannabis at a high quality. In December 2020, we entered into an agreement with Fotmer, under which we will import from Fotmer approximately 3,000 kilograms of quality medical cannabis products, each year for a period of four years (the “Fotmer Agreement”).

Subject to the terms set out therein, the Fotmer Agreement provides us with a seven-and-a-half year exclusivity period over all of the final Fotmer-branded products sold in Israel.

b.	Global Production System

Our current production operations include 355,000 square feet of growing and production area which together can produce up to 10 tons per year. Assuming our facilities are fully developed and operate at their maximum capacity, and all regulatory approvals are received, our operations allow for a maximum production capacity of over 100 tons of high-quality medical cannabis. This system enables us to be flexible and efficient, and to meet the standards required to execute commercial exports from Israel and to serve growing demand in Israel and around the world.

Israeli Production Facilities

Through our partnership with Kibbutz Nir-Oz we operate one of the largest medical cannabis production sites in Israel and in the world, covering a total area of 1.7 million square feet, of which 300,000 square feet are operational and produce up to 10,000 kilograms of pharmaceutical-grade cannabis per year. Full operations in the Southern Kibbutz will allow us to produce 88 tons of pharmaceutical-grade cannabis per year. The development of the southern site is carried out in a modular manner in accordance with the regulatory developments concerning the export of medical cannabis from Israel.

Through our partnership with Beit HaEmek Kibbutz, we own and operate our primary production facility, located in northern Israel, utilizing climatized greenhouses. This site currently occupies approximately 55,000 square feet with the capacity to produce up to 3,000 kilograms of pharmaceutical-grade cannabis per year.

Canndoc – new genetics - CANNDOC Cali™ cultivated in Canndoc’s advanced southern facility

Denmark

In May 2020, we entered into an EU-GMP distribution agreement with a Danish partner for the production of up to 11.7 tonnes of cannabis per year for a period of 3 years. As part of this agreement, we will manufacture our products in a facility located in Denmark. This manufacturing facility is approved by the Good Manufacturing Practice of the European Union (“EU-GMP”) standard and has all the licenses and permits required for the cultivation, production, distribution and marketing of cannabis. The manufacturer will be responsible for the entire growth and production process of the products, as well as the logistical process of transporting and packaging the products in accordance with all applicable legal requirements. The partner will be entitled to a portion of the profits generated as a result of the sales made through our distribution channel. This facility is operational and we are currently in the process of obtaining approval for importing products from Denmark to Germany with this partner. As of the date of this MD&A, no sale of products has commenced and this partnership does not impact our financial statements in any way.

Canada

In May 2019, we entered into a partnership with a Canadian company that is in the advanced stages of building an indoor complex for the production and distribution of cannabis products for medical use in Canada. We established a joint venture with the Canadian partner, which pursuant to the joint venture agreement, will entitle us to 51% of the profits generated from the sale of our products. The production and distribution of the products will be done under the “CANNDOC” brand while the marketing of the products will be done by the partner. While this facility is operational for cultivation, it has not yet received all of the licenses and permits required for the sale of products. As of the date of this report, no sale of products has commenced and this partnership does not impact our financial statements in any way.

c.	Sales and Distribution

Israel

Under current regulations, patients in Israel fill prescriptions directly from a registered pharmacy. Our products meet all of the IMCA standards and are permitted to be sold within all registered pharmacies across Israel that are otherwise permitted to dispense medical cannabis to patients. We sell our products through pharmaceutical distributors and licensed retail pharmacy locations where patients can fill their prescriptions on-site or have our products delivered directly to their residence. Under the old regulations, the IMCA instituted a fixed price for the monthly supply of cannabis products, regardless of the dosage or form of use. Under the current regulations, the price of cannabis products is not fixed and will be determined primarily by market demand.

SLE

In September 2019, we entered into a distribution agreement with SLE, a subsidiary of Teva Group Pharmaceutical Industries Ltd., a leading Israeli company in the health services field (the “SLE Agreement”).

Pursuant to the SLE Agreement, SLE will provide us with logistics, storage, collection and distribution services for our medical cannabis products throughout Israel for a term of three years, with two optional extensions of two years each. SLE holds an IMC-GDP distribution license and possesses an advanced logistics facility.

Novolog

In December 2020, we entered into a distribution agreement with Novolog, a leading Israeli company in the logistic health services field.

Pursuant to the noted agreement, Novolog will provide us with logistics, storage, collection and distribution services for our medical cannabis products throughout Israel for a term of three years, with two optional extensions of two years each. Novolog holds an IMC-GDP distribution license and possesses an advanced logistics facility.

Super-Pharm

In March 2020, we entered into a binding preliminary distribution agreement with Super-Pharm Ltd. (“Super Pharm”), the largest chain of pharmacies in Israel (which operates approximately 260 pharmacies) (the “Super Pharm Agreement”). Super Pharm currently operates 60 pharmacies that sell cannabis for medical purposes (the “Super Pharm Pharmacies”). Pursuant to the Super Pharm Agreement, Super Pharm agreed to purchase from us, and we agreed to sell to Super Pharm, 10 tons of our medical cannabis products for a period of three years. The Super Pharm Agreement requires our products to be in compliance with the Israel Medical Cannabis-Good Manufacturing Practice standards.

The parties to the Super Pharm Agreement have covenanted to negotiate in good faith and enter into a detailed agreement within 90 days from the date of the Super Pharm Agreement. The parties, by mutual agreement have agreed to extend the said period and the parties continue to carry out the agreement while negotiations of the detailed agreement remain ongoing.

Pursuant to the Super Pharm Agreement, Super Pharm will be responsible for distributing the final products to each individual Super Pharm pharmacy, while we will provide professional training and clinical knowledge about our products to Super Pharm and Super Pharm Pharmacies over the term of the agreement.

International

Germany

In June 2019, we entered into a non-exclusive distribution agreement with a licensed distributor in Germany, for the purpose of distributing our pharmaceutical-grade products within Germany (the “German Distribution Agreement”). The German Distribution Agreement contains customary obligations and intellectual property, confidentiality and indemnification provisions. Each party to the German Distribution Agreement is entitled to terminate the German Distribution Agreement in the event of an uncured material breach of the agreement, the insolvency of the other party or a change of control event. Since the end of the reported period, there has been no distribution of medical marijuana products under the German Distribution Agreement. The parties are still exploring the best route to enter the German medical cannabis market.

Austria

On April 4, 2021, we entered into a partnership with an Austrian entity to operate together in the developing cannabis markets in Austria and Luxembourg. Pursuant to the agreement, the partnership will replicate the successful model of our subsidiary Canndoc in Israel to establish and manage the distribution, marketing, and sales of the Company’s products in selected countries in Europe. The partnership’s planned operations will be vertically integrated and will include both online and retail distribution for our branded products. The Austrian entity has committed to invest €10 million in an Austrian joint venture, which will be equally owned by the parties, with an option for the Austrian entity to increase its shares to 51% of all outstanding shares of the joint venture at any time. As a result of the current regulations regarding medical cannabis, both the Austrian and Luxembourgian markets are considered small markets in size.

Operation under the joint venture agreement has not yet begun, and it is subject to the regulatory landscape development, which will allow Canndoc products to be sold in the selected markets.

Results of Operations

Financial data is expressed in thousands of NIS. The following table summarizes our historical consolidated statements of comprehensive income for the three months ended March 31, 2022 and 2021:

	For the 3-month period ended on March 31
	2022	2021
Revenues	87,229	33,051
Gross profit before effect of fair value	35,857	15,427
Gross profit after effect of fair value	39,384	14,762
Research and development expenses	162	361
General and administrative expenses	9,159	5,280
Marketing and selling expenses	9,830	3,569
Impairment losses and on financial assets through profit or loss	50	(164)
Other expenses, net	195	-
Consolidated operating profit	19,988	5,716
Comprehensive income	14,699	3,855
Interest / Financing cost	581	90
Tax expenses	4,708	1,771
Depreciation and amortization	2,354	1,248
EBITDA	22,343	6,963
Share-based payment expenses	851	2,004
Other expenses, net	195	-
Impairment losses and (gains) on financial assets through profit and loss	50	(164)
Fair value adjustment to inventory	(3,527)	665
Adjusted EBITDA	19,911	9,468
Basic earnings (loss) per share	0.38	0.03
Diluted earnings per share	0.36	0.02

Revenues – Revenue for the first quarter of 2022 was increased by 164% compared to the first quarter of 2021. The growth was primarily derived from high demand for the company’s quality product lines, market growth, increase in the company’s market share, implementation of commercial agreements with pharmacies, and the consolidation and continues grow of our pharmacy chain and the purchase and consolidation of the trading houses.

During the reported quarter, Canndoc continue its successful launching of premium products under the brand CANNDOC Cali™ and Cookies branded products. The series of GMP products were cultivated and manufactured in Canndoc’s advanced southern facility

Gross profit before effect of fair value – Gross profit for the first quarter of 2022 increased by 132% to NIS 36 million compared to NIS 15 million in the corresponding quarter, mainly in light of the accelerated growth in revenue.

Adjusted EBITDA – Significant improvement in comparison to the Adjusted EBITDA in the corresponding period and in comparison to the previous quarter. The improvement is mainly due to revenue growth (as a result of an increase in market share) while keeping stable correlated increase in operational expenses.

Total Assets and Liabilities

	As of March 31th
	2022	2021
Total current assets	374,171	82,907
Total non-current assets	369,565	260,570
Current Liabilities	223,529	39,936
Non-current Liabilities	35,694	4,018

Total Current Assets - The increase in 2022 was primarily due to capital raising of the SPAC Transaction and continuous increase in Intercure’s activity (trade receivables, inventories, and biologic assets).

Total Non-Current Assets – The increase in 2022 was primarily due to the consolidation of our subsidiaries, the expansion of our chain of medical cannabis pharmacy’s and the purchase and consolidation of the trading houses operation. The consolidation of those subsidiaries’ operations led to an increase in the non-current assets and goodwill.

Current Liabilities – The total number of current liabilities was increased in the first quarter of 2022 primarily due to (a) the consolidation of the pharmacies and trading houses purchased during 2021 and Q1 2022; (b) an increase in the Company’s activity which led to increase in trade payables, and other payables;

Non-Current Liabilities – The total amount of non-current liabilities was increased in the first quarter of 2022 primarily due to (a) bank loans taken by the Company and its subsidiaries during the period in order to fund its capital investment to expend its operations; (b) acquisitions made by the company during the year which caused an increased in lease obligations;

Cash Flow

Intercure’s approach to liquidity is to always have sufficient liquidity to meet its liabilities as they come due. This is achieved by continuously monitoring cash flows and reviewing actual operating expenditures and revenue against budget.

Cash Flow	For three months ended on March 31, 2022	For three months ended on March 31, 2021
Net cash provided by (used in) operating activities	2,105	7,705
Net cash provided by financing activities	18,729	901
Net cash provided by (used in) investing activities	(9,735)	(5,818)
Change in cash during the period	11,099	2,788
Exchange differences in respect of cash and cash equivalent balances	1,657	37
Cash and cash equivalents, beginning of year	196,217	37,888
Cash and cash equivalents, end of period	208,973	40,715

Net cash flow provided by operating activities – We have provided positive cash flow from operations for the seventh consecutive quarter. The decrease in chase flow from operations activities was mainly due to a significant increase in our inventory.

Net cash provided by financing activities – The significant increase during the quarter ended March, 2022 compared to the quarter ended March 2021 was mainly due to financing activities related to our factoring agreements we have signed with different financial institutions in order to fund our subsiders ongoing operations.

Net cash used in investing activities – The main investment for the quarter ended on March, 2022 were mainly continued investment in the Southern Kibbutz and the additional purchases of pharmacies and trading houses.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly statements of operations data of the last eight quarters. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements. This data should be read in conjunction with our audited annual consolidated financial statements as for the years ended December 31, 2021, 2020 and the related notes. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

Summary of Quarterly Results

The following table below sets out certain fully consolidated financial data for the Company:

	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
Revenue	87,229	79,701	61,695	45,230	33,051	27,094	22,497	11,185
Gross Profit (Loss)	35,857	36,613	24,682	19,267	15,427	13,301	10,755	4,814
Adjusted EBITDA	19,911	19,446	11,999	10,814	9,468	8,165	6,627	1,582
Basic earnings (loss) per share	0.38	(0.07)	(0.04)	0.14	0.12	0.24	0.04	(0.02)
Diluted earnings per share	0.36	(0.07)	(0.04)	0.12	0.11	0.21	0.04	(0.02)

Liquidity and Capital Resources

Intercure has been generating profits and has experienced positive cash flows, which are the expected to be the primary sources to fund its future operations. In addition, Intercure has cash reserves as a result of the completion of the noted SPAC Transaction. Lastly, as a public company, Intercure may access the public and/or private markets to finance any additional needs it may have, including through the issuance of debt or equity securities.

The Company has factoring agreements in respect of customer debt with financial institutions in Israel. The Company uses these agreements from time to time, as necessary.

Intercure does not expect to require any additional funding in the future as it projects a positive cash flow from operations. Future capital commitments for 2022 are NIS 17 million.

Summary of Contractual Obligations

Summary of Contractual Obligations

NIS in thousands	Up to one year	1-3 years	4-5 years	5 years or more	Total
Credit from banking corporations	89,674	14,212	264	-	89,674
Trade payables and other payables	116,359	-	-	-	116,361
Lease liability	-	-	3,608	17,103	20,711
Short term loan from related party	171	76	-	1,561	1,808
TOTAL	206,204	14,288	3,872	18,664	243,028

Critical Accounting Estimates

The Company’s critical accounting estimates are summarized in note 3 of the Annual Financial Statements and have not changed during the following interim period.

Outstanding Share Data

Intercure’s current outstanding shares capital can be summarized as follows:

Type	Shares	Options / Warrants
Ordinary Shares	45,133,945
Options (B)		1,631,708
ESOP (A)		1,199,791
Total	45,133,945	2,831,499

ESOP (B)		717.790
ESOP (C)		340,170
	45,133,945	3,889,459

Notes:

(1)	Options (B) were issued to certain investors in July 2020 and expire in August 2023 with an exercise price of NIS 19.58* per ordinary share.

(2)	ESOP (A) were issued to our directors between September 2018 to January 2020 and expire in ten years from the date of issuance with an exercise price of NIS 15.57 * per ordinary share.

(3)	ESOP (B) were issued to certain employees in January 2021 and expire in five years from the date of issuance with an exercise price of NIS 18.38* per ordinary share.

(4)	ESOP (C) were issued to certain employees in August 2021 and expire four years from the date of issuance with an exercise price of 20.16 per ordinary share.

* On April 8, 2021 the Company effectuated a capital consolidation.

Off-Balance Sheet Transactions

The Company has no off-balance sheet arrangements.

Financial Instruments and Other Instruments

We do not have any financial instruments other than normal course accounts receivable and payables associated with our business activities.

Risk and Uncertainties

We are subject to foreign exchange and liquidity risks.

Foreign Exchange Risk. Our reporting and functional currency is the NIS, but some portion of our operational expenses are in U.S. dollars, Canadian dollars and Euros. As a result, we are exposed to some currency fluctuation risks. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us and our operations could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Liquidity risk. We monitor forecasts of our liquidity reserve (comprising cash and cash equivalents available-for-sale financial assets and short-term deposits). We generally carry this out based on our expected cash flows in accordance with practice and limits set by our management. We are in the process of expanding our operations and the expenses associated therewith and we are therefore exposed to liquidity risk.

Subsequent Events

On April 6, 2022, the Company met the conditional terms to closing the agreement to purchase 100% of “Neve Ofer” pharmacy located in Tel Aviv.

On May 15, 2021, the board of directors approved to issue 1,096,937 unlisted options for company employees and officers, exercisable into up to 1,096,937 ordinary Company shares with no par value (hereinafter: the “Options”), the options will be vested in 4 years. The options shall not be exercisable until the share option plan compliant with the TSX guidelines is approved by the shareholders.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.